June 19, 2019

Martin Cheung
Chief Financial Officer
China Zenix Auto International Ltd
No. 1608, North Circle Road State Highway
Zhangzhou, Fujian Province 363000
People's Republic of China

       Re: China Zenix Auto International Ltd
           Form 20-F for the Year Ended December 31, 2018
           Filed April 26, 2019
           File No. 001-35154

Dear Mr. Cheung:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2018

Financial Statements
Notes to the Consolidated Financial Statements
2. Significant Accounting Policies
Revenue from contracts with customers (upon application of IFRS 15), page F-9

1. We note that your revenue recognition policy appears to be a general recitation of concepts found in IFRS 15. Please revise the discussion of your policies to clarify your revenue recognition policy for your specific revenue streams, in detail. For instance, you disclose that revenue can be recognized over time or a point in time. In this regard, please clarify your revenue streams that are recognized at a point in time and those that are recognized over time, including how the sales of different types of products affects your determination. See guidance in paragraphs 124-125 in IFRS 15. In addition, please revise to disclose the nature of the transactions that give rise to contract assets and liabilities to the extent applicable. See also, paragraphs 116-118 of IFRS 15.
 Martin Cheung
China Zenix Auto International Ltd
June 19, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameMartin Cheung                           Sincerely,
Comapany NameChina Zenix Auto International Ltd
                                                          Division of
Corporation Finance
June 19, 2019 Page 2                                      Office of
Transportation and Leisure
FirstName LastName